UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE
REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission File Number:

Geely Automobile Holdings Limited

(Exact name of registrant as specified in its charter)

Room 2301, 23rd Floor, Great Eagle Ctr, 23 Harbour Road, Wan Chai, Hong Kong

Tel: +852 2598-3333

(Address, including zip code, and telephone
number, including area code, of registrant’s
principal executive offices)

Ordinary Shares;
American Depositary Shares representing such Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☒ (for successor registrants)
Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Geely Automobile Holdings Limited (“Geely”) is a successor issuer that is filing this Form 15F pursuant to Rule 12h-6(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is relying on the reporting history of Zeekr Intelligent Technology Holding Limited (“Zeekr”), the issuer to which Geely has succeeded under Rule 12g-3 under the Exchange Act.

Effective on December 22, 2025, Geely acquired all the issued and outstanding ordinary shares of Zeekr (the “Zeekr Shares”), including Zeekr Shares represented by American depositary shares (“Zeekr ADSs”) pursuant to an Agreement and Plan of Merger, dated as of July 15, 2025 (the “Merger Agreement”), among Geely, Zeekr and Keystone Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Geely (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Zeekr Share issued and outstanding immediately prior to the Effective Time has been exchanged, at the election of its holder, into the right to receive (i) US$2.687 in cash per Zeekr Share or (ii) 1.23 ordinary shares of Geely (each, a “Geely Share”) per Zeekr Share, and each Zeekr ADS issued and outstanding immediately prior to the Effective Time has been exchanged, at the election of its holder, into the right to receive (i) US$26.87 in cash per Zeekr ADS or (ii) 12.3 Geely Shares per Zeekr ADS, which will be delivered in the form of American depositary shares each representing twenty Geely Shares (“Geely ADSs”), in each case, other than the Excluded Shares, the Dissenting Shares and the Purported Dissenting Shares (each as defined in the Merger Agreement).

The issuance of Geely Shares in the Merger is conducted without registration under the U.S. Securities Act of 1933, as amended, pursuant to the exemption provided by Rule 802 thereunder. The Geely ADSs each representing twenty Geely Shares are exempt from registration pursuant to Rule 12a-8 under the Exchange Act. As a result of the Merger, Geely became the successor issuer to Zeekr pursuant to Rule 12g-3 under the Exchange Act.

Zeekr (File number: 001-42042), first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on May 9, 2024, when its registration statement on Form F-1 became effective in connection with the listing of Zeekr ADSs representing Zeekr Shares in the New York Stock Exchange. As required by Rule 12h-6(h), Geely published a notice disclosing its intent to terminate its duty, as a successor issuer to Zeekr, to file reports under Section 13(a) and Section 15(d) of the Exchange Act on December 22, 2025.

B.	Zeekr has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under Section 13(a) during this period.

Item 2. Recent United States Market Activity

Geely’s securities have not been sold in the United States in a registered offering under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A.	Geely maintains a listing of the Geely Shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in Hong Kong. For the 12-month period beginning on December 1, 2024, and ending November 30, 2025, the Hong Kong Stock Exchange constituted the primary trading market for Geely Shares.

B.	The Geely Shares were initially listed on the Hong Kong Stock Exchange on May 19, 2005. Geely has maintained a listing of the Geely Shares on the Hong Kong Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C.	During the 12-month period beginning on December 1, 2024, and ending on November 30, 2025, the average daily trading volume of Geely Shares in Hong Kong represented 99.60% of the average daily trading volume of Geely Shares on a worldwide basis

Item 4. Comparative Trading Volume Data

Geely’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is December 1, 2024, to November 30, 2025.

B.	During this recent 12-month period, the average daily trading volume of the Geely Shares in the United States and on a worldwide basis was 299,198 Geely Shares and 75,491,963 Geely Shares, respectively.

C.	For the same recent 12-month period, the average daily trading volume of Geely Shares in the United States represented 0.40% of the average daily trading volume of Geely Shares on a worldwide basis.

D.	Not applicable.

E.	Geely has not terminated a sponsored ADR facility regarding Geely Shares.

F.	Geely used FactSet Portal as the source of trading volume information (including for securities exchange and over-the-counter trading in the United States and worldwide) for purposes of determining whether it meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	As required by Rule 12h-6(h), Geely published a notice disclosing its intent to terminate its duty, as a successor issuer to Zeekr, to file reports under Section 13(a) and Section 15(d) of the Exchange Act on December 22, 2025.

B.	The notice was disseminated in the United States via PR Newswire and posted on Geely’s website (http://www.geelyauto.com.hk). In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available through the Hong Kong Stock Exchange (https://www.hkexnews.hk).

PART III

Item 10. Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing Geely’s intent to terminate its duty, as a successor issuer to Zeekr, to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Geely Automobile Holdings Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Geely Automobile Holdings Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Geely Automobile Holdings Limited

By:	/s/ Gui Sheng Yue
Name: Gui Sheng Yue
Title: Director

Date: December 22, 2025

[Signature Page to 15F]